Exhibit 99.1

CureVac N.V.

Unaudited Interim Condensed Consolidated Financial

Statements

As of September 30, 2022 and December 31, 2021
and for the nine months ended
September 30, 2022 and 2021

CureVac N.V.

Interim Condensed Consolidated Statements of Operations and

Other Comprehensive Income (Loss)

		Nine months ended September 30,
	Note	2021	2022

(in thousands of EUR, except per share amounts)		(unaudited)
Revenue	3.1	61,765	55,731
Cost of sales	3.2	(168,177)	(103,992)
Selling and distribution expenses	3.3	(1,232)	(1,825)
Research and development expenses	3.4	(284,728)	(34,934)
General and administrative expenses	3.5	(80,787)	(78,019)
Other operating income	3.6	66,746	35,901
Other operating expenses		(339)	(809)
Operating loss		(406,752)	(127,947)
Finance income		8,828	10,619
Finance expenses		(10,015)	(3,077)
Loss before income tax		(407,939)	(120,405)
Income tax benefit/ (expense)	14	(1,841)	160
Net loss for the period		(409,780)	(120,245)
Other comprehensive income (loss):
Foreign currency adjustments		(62)	(364)
Total comprehensive loss for the period		(409,842)	(120,609)
Net loss per share (basic and diluted)		(2.21)	(0.64)

CureVac N.V.

Interim Condensed Consolidated Statements of Financial Position

		December 31,	September 30,
	Note	2021	2022
(in thousands of EUR)			(unaudited)
Assets
Non-current assets
Intangible assets and goodwill	6.1	13,238	33,775
Property, plant and equipment	6.2	168,264	207,660
Right-of-use assets		32,129	43,801
Other assets		1,731	1,688
Deferred tax assets	14	2,861	1,306
Total non-current assets		218,223	288,230
Current assets
Assets held for sale	7	—	3,828
Inventories	8	56,159	7,868
Trade receivables	3.1	18,504	6,170
Other financial assets	10	4,648	2,599
Prepaid expenses and other assets	9	49,244	60,952
Cash and cash equivalents	10	811,464	540,865
Total current assets		940,019	622,282
Total assets		1,158,242	910,512
Equity and liabilities
Equity	4
Issued capital		22,454	22,834
Capital reserve		1,728,658	1,781,316
Treasury Shares		(5,817)	(1,734)
Accumulated deficit		(1,056,785)	(1,177,030)
Other comprehensive income		(34)	(398)
Total equity		688,476	624,988
Non-current liabilities
Lease liabilities		25,423	36,609
Contract liabilities	3.1	86,345	76,279
Other liabilities		264	284
Total non-current liabilities		112,032	113,172
Current liabilities
Lease liabilities		3,469	4,652
Trade and other payables	11	127,703	52,608
Other liabilities	12	170,073	78,967
Income taxes payable	14	739	587
Contract liabilities	3.1	55,750	35,538
Total current liabilities		357,734	172,352
Total liabilities		469,766	285,524
Total equity and liabilities		1,158,242	910,512

CureVac N.V.

Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity
for the nine months ended September 30, 2022 and 2021

					Currency
	Issued	Capital	Treasury	Accumulated	translation	Total
(in thousands of EUR)	capital	reserve	Shares	deficit	reserve	equity
Balance as of January 1, 2021	21,655	1,334,704	—	(645,069)	57	711,347
Net loss	—	—	—	(409,780)	—	(409,780)
Other comprehensive income (loss)	—	—	—	—	(62)	(62)
Total comprehensive income (loss)	—	—	—	(409,780)	(62)	(409,842)
Share-based payments (net of taxes)	—	12,965	—	—	—	12,965
Issuance of share capital (net of transaction costs)	690	403,372	—	—	—	404,062
Exercise of options	101	2,422	—	—	—	2,523
Repurchase of common shares	—	(25,550)	(211)	—	—	(25,761)
Balance as of September 30, 2021 (unaudited)	22,446	1,727,913	(211)	(1,054,849)	(5)	695,294

					Currency
	Issued	Capital	Treasury	Accumulated	translation	Total
(in thousands of EUR)	capital	reserve	Shares	deficit	reserve	equity
Balance as of January 1, 2022	22,454	1,728,658	(5,817)	(1,056,785)	(34)	688,476
Net loss	—	—	—	(120,245)	—	(120,245)
Other comprehensive income (loss)	—	—	—	—	(364)	(364)
Total comprehensive income (loss)	—	—	—	(120,245)	(364)	(120,609)
Share-based payments (net of taxes)	—	5,372	—	—	—	5,372
Issuance of share capital (net of transaction costs)	378	31,948				32,326
Capital Increase from Business Combinations		18,789				18,789
Exercise of options	2	(358)	—	—	—	(356)
Settlement of share-based payment awards	—	(3,093)	4,083	—	—	990
Balance as of September 30, 2022 (unaudited)	22,834	1,781,316	(1,734)	(1,177,030)	(398)	624,988

CureVac N.V.

Interim Condensed Consolidated Statements of Cash Flows

	For the nine months ended September 30,
	2021	2022

(in thousands of EUR)	(unaudited)
Operating activities
Loss before income tax	(407,939)	(120,405)
Adjustments to reconcile loss before tax to net cash flows
Finance income	(8,828)	(10,619)
Finance expense	10,015	3,077
Depreciation and impairment of property, plant and equipment and right-of-use assets	11,342	23,349
Loss on disposal of fixed assets	—	6,428
Impairment of inventory and prepayments	39,142	41,295
Share-based payment expense	11,470	6,455
Non-cash income from release of provisions	—	(61,102)

Working capital changes
Decrease / (increase) in trade receivables and contract assets	(7,810)	12,334
Decrease / (increase) in inventory	(143,638)	6,996
Decrease / (increase) in other assets	(214,621)	(9,724)
Receipts from grants from government agencies and similar bodies	38,349	—
(Decrease) / increase in trade and other payables, other liabilities and contract liabilities	130,022	(131,746)
(Decrease) / increase in other current financial liabilities	78	—
Decrease / (increase) in deferred taxes	(100)	49
Income taxes paid	(352)	(152)
Interest received	25	—
Interest paid	(7,212)	(3,326)
Net cash flow (used in) operating activities	(550,057)	(237,091)

Investing activities
Purchase of property, plant and equipment	(91,032)	(67,124)
Purchase of intangible assets	(2,273)	(5,435)
Net cash flow (used in) investing activities	(93,305)	(72,559)

Financing activities
Payments on lease obligations	(2,346)	(3,087)
Payment on / Proceeds from Treasury Shares	(23,339)	991
Proceeds from at-the-market offering program (net of transaction costs) - Note 4	—	32,325
Payments from the exercise of options	—	(356)
Proceeds from the issuance of shares (net of transaction costs)	404,164	—
Net cash flow provided by financing activities	378,479	29,873
Net increase (decrease) in cash and cash equivalents	(264,883)	(279,777)
Currency translation gains (losses) on cash and cash equivalents	3,261	9,178
Cash and cash equivalents, beginning of period	1,322,593	811,464
Cash and cash equivalents, end of period	1,060,971	540,865

1. Corporate Information

CureVac N.V. (“CureVac” or “CV” or the “Company”) is the parent company of CureVac Group (“Group”) and, along with its subsidiaries, is a global biopharmaceutical company developing a new class of transformative medicines based on the messenger ribonucleic acid (mRNA) that has the potential to improve the lives of people.

The Company is incorporated in the Netherlands and is registered in the commercial register at the Netherlands Chamber of Commerce under 77798031. The Company’s registered headquarters is Friedrich-Miescher-Strasse 15, 72076 Tuebingen, Germany. During 2021 until now, Dievini Hopp BioTech holding GmbH & Co. KG (dievini), which is an investment company dedicated to the support of companies in health and life sciences, is the largest shareholder of CureVac. Together with its related parties, dievini has held shares and voting rights in CureVac between appr. 45 – 49 % during that period. dievini is thus considered to be the de facto parent of the Group. Dietmar Hopp, Daniel Hopp and Oliver Hopp are the ultimate controlling persons (of the main shareholders) of dievini, and, therefore, control the voting and investment decisions of dievini.

2. Basis of preparation

The interim condensed consolidated financial statements for the nine months ended September 30, 2022, have been prepared in accordance with IAS 34 Interim Financial Reporting.

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual consolidated financial statements and should be read in conjunction with the Group’s annual consolidated financial statements as of December 31, 2021 and 2020 and for the three years in the period ended December 31, 2021. The interim condensed consolidated financial statements were authorized by the Management Board for presentation to the Supervisory Board on November 16, 2022. The Group’s interim condensed consolidated financial statements are presented in Euros (“EUR”). Unless otherwise stated, amounts are rounded to thousands of Euros, except per share amounts.

New standards, interpretations and amendments adopted by the Group

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2021. The new and amended standards and interpretations applied for the first time as of January 1, 2022, as disclosed in the notes to the consolidated financial statements as of December 31, 2021, had no impact on the interim condensed consolidated financial statements of the Group as of and for the nine months ended September 30, 2022. The Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

Impact of COVID-19 and the Russia-Ukraine Conflict

As the Group is currently devoting significant resources to the development of COVID vaccines, such development may impair the ability to timely progress other product candidates in clinical trials or into clinical trials from their current preclinical stage. In addition, enrollment in other programs may be delayed as a result of the COVID-19 pandemic and our focus on developing a COVID vaccine could have a negative impact on our progress on and associated revenue recognition from our non-COVID-19 collaborations. The partial disruption, even temporary, may negatively impact the Company’s operations and overall business by delaying the progress of its clinical trials and preclinical studies. The Group’s operations, including research and manufacturing, could also be disrupted due to the potential of the impact of staff absences as a result of self-isolation procedures or extended illness. However, the Group has taken a series of actions aimed at safeguarding its employees and business associates, including implementing a work-from-home policy for employees except for those related to its laboratory and production operations. The Group is running COVID antigen tests on a weekly basis for employees on the premises.

The ongoing military conflict between Russia and Ukraine has not and is not expected to have a material direct or indirect effect on the Group’s operations or financial condition: however, the Group is currently operating in a period of economic uncertainty and capital markets disruption, which has been significantly impacted by geopolitical instability due to the ongoing military conflict between Russia and Ukraine. As a result of this instability and responding actions taken by the United States, Russia, EU, and other Foreign Governments, this may limit or prevent filing, prosecuting, and maintaining of patient applications in Russia. Government actions may also prevent maintenance of issued patents in Russia. These actions could result in abandonment or lapse of our patents or patent applications in Russia, resulting in partial or complete loss of patent rights in Russia. In addition, a decree was adopted by the Russian government in March 2022, allowing Russian companies and individuals to exploit, without consent or compensation, inventions owned by patentees that have citizenship or nationality in, are registered in, or have predominately primary place of business or profit-making activities in countries that Russia has deemed unfriendly. Consequently, we would not be able to prevent third parties from using our inventions in Russia or from selling or importing products made using our inventions in and into Russia. Accordingly, our competitive position may be impaired, and our business, financial condition, results of operations and prospects may be materially adversely affected.

3. Notes to the consolidated financial statements

3.1 Revenue from contract with customers

The Group recognized the following revenues:

	Nine months ended September 30
	2021	2022
	EUR k	EUR k
Belgium
GSK	49,621	52,746
Germany
Boehringer Ingelheim	9,990	—
Switzerland
CRISPR	831	1,646
Netherlands
Genmab	1,323	1,339
Total	61,765	55,731

Of these revenues, all of which were recognized over time as part of collaboration agreements, during the nine months ended September 30, 2022 EUR 40,278k (September 30, 2021: EUR 49,878k) related to (i) delivery of research services combined with an IP license (recognized from the upfront payments as further illustrated in the table below) and the reaching of a milestone, (ii) EUR 1,413k (September 30, 2021: EUR 1,400k) related to delivery of products and (iii) EUR 14,040k (September 30, 2021: EUR 10,489k) were recognized from those research and development services considered distinct within the agreements.

Of the total revenues recognized, in the nine months ended September 30, 2022, EUR 52,746k in revenue was recognized under the collaboration agreements with GSK, entered into in July 2020, for the research, development, manufacturing and commercialization of mRNA-based vaccines and monoclonal antibodies targeting infectious disease pathogens (“GSK I”) and in April 2021 for research, development and manufacturing of next-generation mRNA vaccines targeting the original SARS-CoV-2 strain as well as emerging variants, including multivalent and monovalent approaches, such as CureVac’s second-generation COVID-19 vaccine candidate, CV2CoV (“GSK II”). In the first quarter of 2022, the Company reached a development milestone of EUR 10,000k under the GSK I collaboration. Therefore, revenue for the nine months ending September 30, 2022, also includes recognition of EUR 5,789k of the milestone amount. The remaining EUR 4,211k of the milestone amount is deferred as contract liability and will be recognized into revenue through the estimated completion date of Phase 1 clinical trials, which represents the period of time during which CureVac is responsible for development as, subsequent to this period, GSK will be responsible for further development and commercialization. In the nine months ended September 30, 2021, revenue from the collaborations with GSK consisted of EUR 49,621k primarily recognized from the amortization of upfront and milestone payments.

The Group has received upfront payments which were initially deferred and are subsequently recognized as revenue as the Group renders services over the performance period. Below is a summary of such payments and the related revenues recognized:

		Upfront and	Upfront and	Revenue recognized from
		milestones payments included	milestones payments included	upfront and milestones payments
	Upfront and milestone	in contract	in contract	for nine months ended
	payments	liabilities at	liabilities at	September 30,
Customer	September 30, 2022	December 31, 2021	September 30, 2022	2021	2022

		(EUR k)	(EUR k)	(EUR k)
GSK	EUR 205,000k (EUR 10,000k milestone payment included)	135,494	106,788	38,315	38,705
CRISPR	USD 3,000k (EUR 2,524k)*	1,239	1,007	232	232
Boehringer Ingelheim	EUR 30,000k	—	—	9,990	—
Genmab	USD 10,000k (EUR 8,937k)*	5,362	4,022	1,341	1,341
Total		142,095	111,817	49,878	40,278

* Translated at the currency exchange rate prevailing on the transaction date.

Contract balances:

	December 31,	September 30,
	2021	2022
	EUR k	EUR k
Trade receivables	18,504	6,170
Contract liabilities	142,095	111,817

Trade receivables are non-interest bearing and are generally settled within 30 to 45 days. The contract liabilities contain upfront payments and milestone payments from Collaboration agreements.

3.2 Cost of sales

The cost of sales consists of the following:

	Nine months ended September 30,
	2021	2022
	EUR k	EUR k
Personnel	(14,897)	(19,076)
Materials	(13,945)	(48,962)
Third-party services	(130,795)	(24,030)
Maintenance and lease	(3,227)	(1,479)
Amortization and depreciation	(2,944)	(9,757)
Other	(2,369)	(688)
Total	(168,177)	(103,992)

During the nine months ended September 30, 2022, cost of sales mainly decreased compared to the same period of 2021 due to Third-Party Services having been higher last year for set-up activities for the CVnCoV production process. This decrease was partially offset by increased write-offs for raw materials amounting to EUR 41,295k, which were procured for manufacturing of products to sell to GSK that are now no longer expected to be purchased.

3.3 Selling and distribution expenses

Selling and distribution expenses consist of the following:

	Nine months ended September 30,
	2021	2022
	EUR k	EUR k
Personnel	(943)	(1,467)
Amortization and depreciation	(65)	(38)
Other	(224)	(320)
Total	(1,232)	(1,825)

Personnel expenses mainly include salary and salary-related expenses, during the nine months ended September 30, 2022 of EUR 1,315k (September 30, 2021: 777k) and share-based payment expense of EUR 152k (September 30, 2021: 166k).

3.4 Research and development expenses

R&D expenses consists of the following:

	Nine months ended September 30,
	2021	2022
	EUR k	EUR k
Materials	(5,893)	(29,618)
Personnel	(25,209)	(24,326)
Amortization and depreciation	(3,051)	(3,866)
Patents and fees to register a legal right	(2,372)	(2,536)
Third-party services	(246,185)	28,525
Maintenance and lease	(291)	(789)
Other	(1,727)	(2,324)
Total	(284,728)	(34,934)

During the nine months ended September 30, 2022, research and development expenses decreased significantly in comparison to the same period of 2021, as the prior period was largely impacted by the Group´s CVnCoV program in 2021. In the prior year, these expenses consist primarily of cost incurred to CROs involved in the CVnCoV development as well as materials used in the administration of clinical trials. As a result of more participants leaving the clinical trials, prior to completion, than originally estimated and of renegotiations of contracts with CROs, in the nine months ended September 30, 2022, the estimated outstanding costs for the CVnCoV studies decreased, due primarily to re-negotiations of contracts, and resulted in the reversal of provision for onerous contracts in the amount of EUR 36,769k. Additionally, a net gain for a change of estimate in the contract termination provisions resulted primarily from GSK taking over, from the Group, committed capacity at Novartis (see Note 3.6 for additional information). The net effect of these two events resulted in an overall gain within the Third-party services category.

Further, in the nine months ended on September 30, 2022, the balance was impacted by an increase in material consumed in research and development. As of September 30, 2022, the Group had no development expenditures which met the requirements for capitalization and thus none have been capitalized. In 2021, according to the terms and conditions of the grant from BMBF, the Group earned income (recognized in other operating income) for certain eligible expenses incurred for the COVID-19 vaccine development; refer to Note 3.6 for more information on amounts recognized from this grant in the nine months ended September 30, 2021.

Personnel expenses mainly include salary and salary-related expenses, during the nine months ended September 30, 2022 of EUR 23,846k (September 30, 2021: EUR 24,637k) and share-based payment expense of EUR 480k (September 30, 2021: 572k).

3.5 General and administrative expenses

General and administrative expenses consist of the following:

	Nine months ended September 30,
	2021	2022
	EUR k	EUR k
Personnel	(30,039)	(27,971)
Maintenance and lease	(2,106)	(4,614)
Third-party services	(28,699)	(19,607)
Legal and other professional services	(6,394)	(7,215)
Amortization and depreciation	(5,575)	(9,444)
Other	(7,974)	(9,168)
Total	(80,787)	(78,019)

Personnel expenses mainly include salary and salary-related expenses, during the nine months ended September 30, 2022, of EUR 21,621k (September 30, 2021: EUR 19,492k) and share-based payment expense of EUR 5,823k (September 30, 2021: EUR 10,547k). During the nine months ended September 30, 2022, third-party services expenses decreased, compared to the same period of 2021, mainly due to less consulting services. The “Other” mainly results from insurance costs related to the D&O insurance EUR 4,150k, (September 30, 2021: EUR 4,073k).

3.6 Other operating income

	Nine months ended September 30,
	2021	2022
	EUR k	EUR k
Compensation for CMO/Material transfer	—	34,379
Reimbursement claim	—	610
Sale of equipment	—	310
Grants and other cost reimbursements from government agencies and similar bodies	64,307	377
Other	2,439	225
Total	66,746	35,901

In March 2022, CureVac AG and GlaxoSmithKline Biologicals SA amended and restated the 2020 GSK agreement and the GSK COVID Agreement in connection with GSK entering into a direct agreement with Novartis for use of Novartis as a CMO at the same time as CureVac exited its CMO agreement with Novartis. Additionally, under the restated agreement, CureVac is entitled to further compensation by GSK. The compensations mainly consist of a consideration for set-up activities undertaken by CureVac (EUR 20,500k) and for reimbursement of prepayments (EUR 12,000k), which were recognized in other operating income in the nine months ended September 30, 2022. As an additional result of this agreement, certain reserved capacity at Novartis was also taken over from the Group by GSK, which resulted in the reversal of provisions of EUR 25,059k which had been recognized as of December 31, 2021, and the recognition of a corresponding gain in research and development expenses in the nine months ended September 30, 2022 (see Note 3.4).

During the nine months ended September 30, 2022 and 2021, income from grants with government agencies and similar bodies resulted from the following:

German Federal Ministry of Education and Research (BMBF)

In 2020, the Company received a grant from BMBF to support the development of its COVID-19 vaccine candidate for which it was determined that the arrangement contained two components: a grant component (in the scope of IAS 20) and a supply component (in the scope of IFRS 15). The grant was terminated in 2021. With regard to the grant component, during the nine months ended September 30, 2021, the Group has recognized grant income in the amount of EUR 64,031k (September 30, 2022: EUR 0).

Coalition for Epidemic Preparedness Innovations (CEPI)

In January 2020, CureVac and CEPI entered into a collaboration to develop a vaccine against the new coronavirus SARS-CoV-2. The aim of the cooperation is to safely advance vaccine candidates into clinical testing as quickly as possible. The agreement builds upon the existing partnership between CureVac and CEPI to develop a rapid-response vaccine platform and included additional initial funding of up to USD 8,300k. In May 2020, CEPI increased its grant award to the Group for SARS-CoV-2 vaccine development to up to USD 15,300k.

For the nine months ended September 30, 2022, CureVac recognized the reimbursement by CEPI of approved expenses of EUR 26k (September 30, 2021: EUR 30k) as “other operating income”. As of September 30, 2022, EUR 1,263k in grant funds received have been deferred and are presented within other liabilities (December 31, 2021: EUR 1,288k).

Bill & Melinda Gates Foundation (BMGF)

For the nine months ended September 30, 2022, CureVac recognized EUR 132k (September 30, 2021: EUR 246k) from the amortization of the grants on a straight-line basis into other operating income. As of September 30, 2022, EUR 1,747k in grant funds received have been deferred and presented within other liabilities (December 31, 2021: EUR 1,879k).

4. Issued Capital and Reserves

According to the Company’s articles of association, the Company’s authorized shares are divided into 386,250,000 common shares and 386,250,000 preferred shares, each having a nominal value of EUR 0.12.

As of September 30, 2022, no preferred shares had been issued and all issued common shares issued and outstanding were fully paid.

All payments received from shareholders in excess of the nominal value of the shares issued and net of transaction costs are recognized in capital reserves. Capital reserves also consists of recognition of share-based payments and the equity components of convertible loans. The Company may only make distributions, whether a distribution of profits or of freely distributable reserves, to shareholders to the extent shareholders’ equity exceeds the sum of the paid-in and called-up share capital plus any reserves required by Dutch law or by the Company’s articles of association.

In September 2021, the Company entered into a sales agreement, the Open Sale Agreement, with Jefferies LLC and SVB Leerink LLC, as sales agents, to establish an at-the-market (ATM) offering program, pursuant to which it may sell, from time to time, ordinary shares for aggregate gross proceeds of up to $600.0 million. As of September 30, 2022, 2,288,055 shares were issued under the ATM program, raising $31.7 million in net proceeds, after deducting $1.0 million in transaction costs; related offering expenses were recorded against the proceeds in equity. Following these issuances, the remaining value authorized for sale under the at-the-market program as of September 30, 2022 amounts to $567.3 million.

The number of shares issued and outstanding developed as follows:

Common shares issued and outstanding at December 31, 2021	187,120,728
Share option exercises between Jan and March 2022	78,732
Treasury shares	(78,732)
Common shares issued and outstanding at March 31, 2022	187,120,728
At-the-market offering program issuances	340,015
Share issuances for exercises between Apr to June 2022	6,211
Share option exercises between Apr and June 2022	39,418
Treasury shares	(39,418)
Common shares issued and outstanding at June 30, 2022	187,466,954
At-the-market offering program issuances	1,948,040
Share issuances for exercises between July to Sept 2022	9,746
Share issuances to former shareholders of Frame Pharmaceuticals	858,496
Common shares issued and outstanding at September 30, 2022	190,283,236

5. Share-based payments

During the nine months ended September 30, 2022 and 2021, the Group recognized share-based based payments expenses of EUR 6,455k and EUR 11,285k, respectively, as follows:

Nine months ended September 30,

	2021	2022
	EUR k	EUR k
Research and development expenses	572	480
Sales and marketing expenses	166	152
General and administrative expenses	10,547	5,823
Total	11,285	6,455

Expense recognized for the equity-settled programs was as follows:

Nine months ended September 30:

Program	2021	2022
	EUR k	EUR k
LTIP	10,075	4,430
RSU	250	275
New VSOP	441	(96)
Prior VSOP	519	99
RSU for key employees	—	1,746
Total	11,825	6,455

On November 16, 2020, CureVac granted 266,155 options to the Chief Scientific Officer (CSO). Furthermore, on December 1, 2020, CureVac granted 266,156 options (in 3 tranches) to the company`s Chief Business Officer (CBO) and Chief Commercial Officer (CCO). All grants were made at no cost under the terms of a new long-term incentive plan (LTIP) put in place by CureVac N.V. Options will be settled in shares of CureVac N.V. On September 30, 2022, none of the options granted to the CBO/CCO under the LTIP were exercised at that date. The CSO exercised 6,303 of his options in May 2022.

On July 1, 2021, CureVac granted 20,000 options to the Chief Operations Officer (COO). Furthermore, on August 1, 2021, CureVac granted 30,000 options to the Chief Development Officer (CDO). All grants were made at no cost under the terms of the new long-term incentive plan (LTIP) put in place by CureVac N.V. Options will be settled in shares of CureVac N.V. As of September 30, 2022, none of the options granted to the COO under the LTIP were vested and hence, were not exercisable at that date. On September 30, 2022, none of the options granted to the CDO under the LTIP were vested and hence, were not exercisable at the date. As the CDO left CureVac in June 2022, all of his options were forfeited. All expenses recognized up to him leaving were reversed.

On March 1, 2022, CureVac granted 11,500 options to two key employees. All grants were made at no cost under the terms of the new long-term incentive plan (LTIP) put in place by CureVac N.V. Options will be settled in shares of CureVac N.V.

On June 22, 2022, CureVac granted 130,000 options to the executive board. All grants were made at no cost under the terms of the new long-term incentive plan (LTIP) put in place by CureVac N.V. Options will be settled in shares of CureVac N.V. As of September 30, 2022, none of the options granted to the executive board under the LTIP were vested and hence, were not exercisable at that date.

The expenses recognized for employee services received under the LTIP during the nine months ended September 30, 2022, is in an amount of EUR 4,430k (2021; EUR 10,075k) and is included in general and administrative expenses and sales and marketing expenses.

In 2021, as part of the LTIP program, CureVac awarded RSUs (restricted stock units) to senior executives as well as supervisory board members. On June 24, 2021, CureVac awarded 10,956 RSUs to supervisory board members and on December 23, 2021, CureVac awarded 63,095 RSUs to the executive board and various key employees. Up to September 30, 2022, 17,887 RSU’s were settled. The related RSU expense is recorded in the functional cost category to which the award recipient’s costs are classified.

On February 10, 2022, CureVac awarded 5,000 options to the Chief Operations Officer (COO). The related RSU expense is included in general and administrative expenses.

On June 22, 2022, CureVac awarded 37,868 RSUs to supervisory board members and 193,340 RSUs to the executive board and various key employees. The related RSU expense is recorded in the functional cost category to which the award recipient’s costs are classified.

On June 22, 2022, CureVac awarded 36,000 RSUs to the Chief Executive Officer (CEO). The related RSU expense is included in general and administrative expenses.

On September 22, 2022, CureVac awarded 30,000 RSUs to the Chief Business Officer (CBO). The related RSU expense is included in general and administrative expenses.

On July 1, 2022, CureVac awarded 89,655 RSUs to the former Frame employees, now CureVac Netherlands. The related RSU expense is recorded in the functional cost category to which the award recipients’ costs are classified.

The remaining expense results from additional grants under the New VSOP and continued vesting of grants under the Prior VSOP.

Exercise of share-based payments

For the New VSOP plan, the IPO was a triggering event, by which all vested options, under the plan, became exercisable; 109,917 options were exercised within the first nine months of 2022 at a weighted average share price of USD 18.75.

6. Fixed Assets

6.1 Intangible assets

During the nine months ended September 30, 2022, the Group acquired intangible assets of EUR 24,224k (Nine months ended September 30, 2021: EUR 2,273k). Acquired intangibles mainly related to licenses, software and prepayments made to acquire those and, for the nine months ended September 30, 2022, include technology and goodwill acquired in the Frame acquisition. For more details, refer to Note 18.

6.2 Property, plant and equipment

During the nine months ended September 30, 2022, the increase in property, plant and equipment was due primarily to the purchase of technical equipment and machines and other equipment of EUR 8,661k (September 30, 2021: EUR 8,907k) as well as additional amounts recognized as construction in progress of EUR 56,746k for Company-owned GMP IV facility (EUR 49,366k) and equipment physically located at the CMO facilities (EUR 3,616k) and the remaining amount mainly for Company’s GMP facilities. The increase was partially offset by EUR 5,854k impairment of equipment located at a CMO facility, which was recognized in cost of sales.

7. Assets held for sale

In the second quarter 2022, CureVac signed a sales agreement with a global pharmaceutical contract development and manufacturing organization for the sale of Ultra-Low Temperature freezers for a total price of EUR 865k. The sale of the assets occurred in July 2022.

In the third quarter 2022, CureVac listed lab equipment for sale on the internet portal of a service provider. Additionally, in fourth quarter 2022, CureVac sold equipment to a CMO.

The Group classifies non-current assets as held for sale if their carrying amounts will be recovered principally through a sale transaction rather than through continuing use. Non-current assets classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell. Costs to sell are the incremental costs directly attributable to the disposal of an asset, excluding finance costs and income tax expense.

The criteria for held for sale classification is regarded as met only when the sale is highly probable, and the asset is available for immediate sale in its present condition. Actions required to complete the sale should indicate that it is unlikely that significant changes to the sale will be made or that the decision to sell will be withdrawn. Management must be committed to the plan to sell the asset and the sale expected to be completed within one year from the date of the classification.

Property, plant and equipment and intangible assets are not depreciated or amortized once classified as held for sale.

Assets and liabilities classified as held for sale are presented separately as current items in the statement of financial position.

8. Inventories

The inventories include only raw materials. During the nine months ended September 30, 2022, the decrease in inventory of EUR 48,291k is due primarily to transfer of inventory EUR 9,800k (net value) to GSK in connection with an agreement into which it entered with Novartis (see Note 3.6 for additional information) and due to further write-offs of EUR 41,295k as certain raw materials, which had been procured for manufacture into products to sell to GSK, but which are now no longer expected to be purchased.

9. Prepaid expenses and other assets (current)

Prepaid expenses and other current assets as of September 30, 2022 amounted to EUR 60,952k (December 31, 2021: 49,244k) and mainly include receivables for the GSK compensation of EUR 12,678k (December 31, 2021: EUR 0k). For more details, refer to Note 3.6. In addition, other assets include further prepayments for material and CRO costs in the amount of EUR 21,999k (December 31, 2021: EUR 5,724k) and tax claims against the tax authorities of EUR 18,009k (December 31, 2021: EUR 35,234k). These net amounts of VAT refund claims and VAT payables do not bear interest and are reported to the tax authorities on a monthly basis.

10. Financial assets and financial liabilities

Fair values of cash and cash equivalents, trade receivables, trade payables, and other current liabilities approximate their carrying amounts largely due to the short-term maturities of these instruments. Cash and cash equivalents compromise cash at banks and term deposits.

Cash and cash equivalents compromise cash at banks and term deposits. There were no transfers between Level 1 and Level 2 fair value measurements and no transfers into or out of Level 3 fair value measurements during the nine months ended September 30, 2022 and 2021.

11. Trade and other payables

During the nine months ended September 30, 2022, the decrease of EUR 75,095k in trade and other payables was primarily due to less payables to suppliers following the withdrawal of the EMA approval application for CVnCoV in Q4 2021.

12. Other liabilities

During the nine months ended September 30, 2022, the decrease of EUR 91,106k in other liabilities was primarily due to a net decrease of contract termination provisions (see Note 3.6), due to a reversal of a portion of the provision for onerous contracts relating to CRO arrangements due to a change in estimate (see Note 3.4), due to a consumption of the CRO provision for onerous losses and due to lower accruals for outstanding invoices.

13. Loans

As of September 30, 2021, CureVac had drawn the first of the three tranches of the EIB loan received in December 2020 and, thus, EUR 25 million (plus accrued interest of EUR 2,543k) was outstanding on the loan as of that date.

During the year ended December 31, 2021, CureVac decided to early terminate the EIB loan for a total cash consideration of EUR 26,633k, which comprises of EUR 25,000k repayment of the loan and 1,633k interest and fees. As of December 31, 2021, the EIB loan was fully repaid.

14. Income tax

The Group booked the expected tax benefits or expenses based on a best estimate for a period of nine months ended September 30, 2022.

For the nine months ended September 30, 2022 and 2021, the Group recorded a consolidated income tax benefit of EUR 160k (September 30, 2021: income tax expense of EUR -1,841k), respectively. The consolidated income tax benefit (September 30, 2021: income tax expense) for the nine months ended September 30, 2022, resulted from income tax benefit from CureVac Inc of EUR 235k for current tax and tax expenses from CureVac Corporate Service and CureVac Swiss AG of EUR 94k. CureVac Corporate Service has a deferred tax benefit of EUR 21k for the nine months ended September 30, 2022.

15. Disclosure of financial instruments and risk management

As the Group requires significant liquid funds available for the financing of its COVID-19 and influenza research and development activities, during the nine months ended September 30, 2022, it has maintained funds as cash and cash equivalents and not in less liquid financial instruments. The Group has distributed the cash amongst several banks and amongst the legal entities in the Group in order to reduce negative interest penalties.

Refer to Note 15 to the consolidated financial statements as of December 31, 2021 for additional information on the Group’s risk management activities. As of September 30, 2022, the Group held cash and cash equivalents of USD 82,577k and CHF 117k, which are exposed to foreign currency exchange risk. The Group intends to settle expenses arising in US dollars using these US dollar funds.

16. Earnings per share

Earnings per share is calculated pursuant to IAS 33 Earnings per Share by dividing the consolidated net loss in CureVac N.V. by the average weighted number of shares outstanding in the fiscal period.

The weighted number of shares outstanding for the nine months ended September 30, 2022 was 188,020,542 (September 30, 2021: 185,702,736). This has led to a basic loss per share for the nine months ended September 30, 2022 and 2021 of EUR 0.64 and EUR 2.21, respectively. Since the conversion of options to ordinary shares would decrease loss per share, they are considered antidilutive. Therefore, the diluted earnings per share equals basic earnings per share for the nine months ended September 30, 2022 and 2021.

17. Related party disclosures

Dietmar Hopp

During fiscal 2019, Dietmar Hopp, principal of dievini Hopp BioTech holding GmbH & Co. KG (dievini), the largest shareholder of the Group, granted two convertible loans to the Group, which were repaid in 2020. Additionally, in August 2020, DH-LT Investments GmbH, a company beneficially owned by Dietmar Hopp, managing director of dievini, the Group’s largest shareholder, purchased EUR 100,000k of the Group’s common shares at a price of USD 16.00 per share.

Antony Blanc

In 2020, a consulting agreement between CureVac AG and Clarentis SRL was made. Clarentis SRL is a wholly owned consulting company of Antony Blanc, PhD, the CBO of CureVac. After the transition of Antony Blanc to the Management Board in February 2021, the contract was no longer active, and no new orders were placed. In Q3 2021, a milestone payment, which related to the submission of the EMA dossier for CVnCoV and which amounted to EUR 100k was made to fulfil a contractual obligation from the consulting agreement in place before Antony Blanc joined the Management Board. In addition to his Management Board position at CureVac NV, Antony also took over the role as Management Director at CureVac Belgium SA. He executes this function by using Clarentis SRL. As it relates to these services, CureVac paid until September 2022 an amount of EUR 48k. The amounts invoiced for this function/services will be offset/deducted from his base compensation for his function on the Board of Management of CureVac N.V.

BePharBel Manufacturing S.A.

In December 2020, CureVac Real Estate GmbH and BePharBel Manufacturing S.A., entered into a commercial supply agreement to develop and manufacture the diluent that was expected to be used to dilute the Group’s first concentrated COVID-19 vaccine candidate, CVnCoV, to the amount specified by each dose level. Pursuant to the terms of the agreement, it was intended that BePharBel Manufacturing would manufacture and deliver to CureVac Real Estate GmbH a low seven figure amount of commercial batches of diluent per year, in 2021 and 2022. Following the withdrawal of the CVnCoV in October 2021 due to COVID-19 virus drift, WHO COVID vaccine efficiency recommendation and market expectations, CureVac Real Estate GmbH terminated the commercial and supply agreement with BePahrBel and entered into negotiations on a structured and rapid wind-down of the ordered production. The Parties agreed on a settlement in May 2022 of all claims resulting from the commercial and supply agreement for an amount of EUR 3,900k, which had been already recognized in provisions, based on an estimate, as of December 31, 2021. Baron Jean Stéphenne, our supervisory board member, holds directly and indirectly 15.61% of BePharBel Manufacturing’s equity and is a director of BePharBel Manufacturing, and Baron Jean Stéphenne’s son, Vincent Stéphenne, holds 1.43% of BePharBel Manufacturing’s equity and is a managing director of BePharBel Manufacturing.

18. Significant transactions and events

Business Combination and Goodwill – Frame Acquisition

Effective July 1, 2022 (‘closing date’), CureVac N.V. acquired all shares of Frame Pharmaceuticals B.V., Amsterdam, Netherlands (‘Frame Pharmaceuticals’). Frame Pharmaceuticals focuses on the development of a proprietary platform enabling the identification of structural changes within the cancer genome and has strong competencies in antigen discovery as well as validation for personalized cancer vaccines. CureVac’s management and supervisory board expect that the acquisition will contribute several key elements for the required end-to-end building blocks for CureVac’s broader oncology strategy.

Frame Pharmaceuticals contributed no revenues and a loss of EUR 0.6 million to the consolidated result for the current reporting period. Assuming an initial consolidation of Frame Pharmaceuticals on January 1, 2022, the Group's revenue would be unchanged and the loss would have been EUR 3.0 million higher, respectively, than reported (estimate based on the purchase price allocation). In determining these amounts, management has assumed that the fair value adjustments made at the acquisition date would also have applied on January 1, 2022.

In the purchase price agreement (‘SPA’) dated June 8, 2022, a total consideration of up to EUR 32.0 million, subject to certain adjustments for vested and non-vested employee options of the acquiree plus an amount of EUR 1.56 million for the assumption of an outstanding obligation resulting from advisory services was agreed. The consideration consisted of minor cash payments and the transfer of shares in CureVac N.V. (‘CureVac Shares’). The number of CureVac Shares to be issued as part of the different consideration payments were agreed in the SPA and based on the 60-trading day volume weighted average price until June 3, 2022, based on a Signing Share Price (‘Signing Share Price’) at EUR 16.44.

The total consideration is split into three payments, two of which are contingent upon the achievement of defined milestones (contingent consideration). At the closing date, CureVac had to pay 50 % of the total consideration, i. e. EUR 16.0 million plus the consideration for the outstanding obligation of EUR 1.56 million as follows:

●	Issuance and transfer of 810,242 shares (worth EUR 11,040k) to former Frame shareholders. The respective share price of one CureVac Share was EUR 13.63 (‘Closing Share Price’).
●	Issuance and transfer of further 48,254 shares (worth EUR 657k, valued at the Closing Share Price) as consideration for discharging the contractual obligations for the outstanding advisory agreements of EUR 1,560k (adjusted by the strike price of EUR 767k for the existing share-based payment).
●	Payment of EUR 585k in cash, consisting of EUR 335k being the consideration for the settlement of the vested employee options, and an additional EUR 250k.

Payment of the remaining 50% of the total consideration is contingent upon the achievement of two milestones. A further 194,647 shares (representing 10% of EUR 32.0 million divided by the Signing Share Price, i. e. EUR 1,831k) are issuable upon the achievement of the successful investigational new drug application filing and a further 778,589 shares (representing 40% of EUR 32.0 million divided by the Signing Share Price, i. e. EUR 5,367k) are issuable upon successful proof of mechanism in humans. The fair value of these contingent payments was determined by considering the likelihood of the events occurring and totaled, based on the Closing Share Price, to a total fair value of EUR 7,198k.

Consequently, the total consideration transferred for the business combination was determined to be EUR 19,481k, consisting of:

●	Issuance and transfer of 858,496 CureVac shares with a fair value of EUR 11,697k,
●	Payment of EUR 585k in cash, and
●	Contingent consideration, classified as equity, with a fair value of EUR 7,198k. The contingent consideration will be settled by the issuance of a maximum of further 973,236 CureVac shares.

In addition, 89,655 restricted stock units (RSUs) were issued to certain employees to replace existing share-based payment awards of the target. This element will be accounted for as a separate transaction from the business combination and accounted for as an equity-settled share-based transaction according to IFRS 2. The total fair value of the grant was determined to be EUR 1,218k and will be expensed in the functional cost category to which the award recipient’s costs are classified (general and administrative expenses and research and development expenses) over the individual vesting periods for the 3 tranches, which run through June 30, 2023, June 30, 2024, and June 30, 2025.

Transactions costs in relation to the business combination amounting to total EUR 500k were expensed and recognized within general and administrative expenses.

The purchase price allocation for the assets acquired and liabilities assumed has not been completed as of the date of issuance of these interim financial statements. This is especially due to ongoing identification and measurement of Intangible Assets acquired. The provisional amounts at the acquisition date were determined as follows:

in EUR thousands	Provisional amounts at acquisition date
Non-current assets	6,592
Property, plant and equipment	206
Right-of-use assets	170
Intangible assets (Technology)	6,216
Current assets	966
Trade and other receivables	658
Cash and cash equivalents	308
Total assets	7,558
Non-current liabilities	134
Lease liabilities	114
Deferred tax liabilities (net of deferred tax assets)	20
Current liabilities	406
Lease liabilities	55
Accounts Payables	346
Other current liabilities	5
Total liabilities	540
Net assets acquired	7,018

The acquired receivables are expected to be collected in full.

The (provisional) fair value of the technology of EUR 6,216k was determined by applying the replacement cost approach. The replacement cost was derived from historical costs incurred from 2019 to June 2022.

As per July 1, 2022, a net deferred tax liability of EUR 20k has been recognized for the excess of deferred tax liabilities of EUR 1,550k on taxable temporary differences over deferred tax assets of EUR 1,530k arising mainly from tax loss carry forwards (of approximately EUR 5,800k).

If, within one year of the acquisition date, new information becomes known about facts and circumstances that existed at the acquisition date and that would have resulted in adjustments to the amounts above, the allocation of the purchase price shall be adjusted.

Goodwill was provisionally recognized as a result of the acquisition as follows:

in EURk
Consideration transferred	19,481
Net Assets acquired	(7,018)
Preliminary Goodwill	12,463

The preliminary goodwill is mainly attributable to the synergies and an assembled workforce as well as the strategic benefits to the Group. The preliminary goodwill is not deductible for tax purposes.

Analyses of cash flows on acquisition:	EURk
Payment of consideration in cash and cash equivalents	(585)